APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Skog Haus LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Beverage Sales	38,127.36
Catering & Contracts	331.80
Discounts	-950.23
Food Sales	5,303.50
Fundraising Income	13,648.01
Merchandise Sales	935.33
PayPal Sales (DO NOT USE)	321.70
Sales of Product Income (DO NOT	762.63
Shipping Income	0.02
Unapplied Cash Payment Income-1	-19.95
Uncategorized Income	113.40
Total Income	**$58,573.57**
Cost of Goods Sold	
Bakery	3,393.43
Bar & Consumable Cost	
Paper products (DO NOT USE) (de (deleted)	2,471.98
Total Bar & Consumable Cost	**2,471.98**
Beverage Cost (DO NOT USE) (del (deleted)	271.11
Coffee	6,666.09
Cost of Goods Sold (DO NOT USE)	292.39
Cups- Lids- Sleeves	1,260.09
Dairy Cost	295.35
Food Costs (DO NOT USE) (delete (deleted)	965.54
Merchandise Cost	574.80
Tumbler (DO NOT USE) (deleted)	1,323.86
Total Merchandise Cost	**1,898.66**
Merchant Account Fees (DO NOT U	
Square (deleted)	1,626.58
Total Merchant Account Fees (DO NOT U	**1,626.58**
Syrup Cost	244.00
Tea Cost	2,117.85
Total Cost of Goods Sold	**$21,503.07**
GROSS PROFIT	**$37,070.50**
Expenses	
Advertising & Marketing	1,649.79
Fundraising	438.83
Logo Items Fee	365.00
Promotional Discounts	18.45
Signage	872.22

Skog Haus LLC

Profit and Loss

January - December 2021

	TOTAL
Web Site	481.40
Total Advertising & Marketing	**3,825.69**
Auto & Truck	
Auto Insurance	1,332.58
Auto Maintenance & Repair	1,393.97
Fuel	1,476.89
License & Registration	210.38
Trailer repairs & maintenance	1,178.15
Total Auto & Truck	**5,591.97**
Bank Charges	41.00
PayPal Merchant Fees	22.69
Square Merchant Fees	349.58
Total Bank Charges	**413.27**
BLANK 13 (deleted)	
Equipment (Use Office Supplies) (deleted)	418.45
Total BLANK 13 (deleted)	**418.45**
Charitable Donations	40.50
Dues and Subscriptions	10.00
Payroll Processing	322.01
Total Dues and Subscriptions	**332.01**
Equipment Rental	6.50
Gifts	228.50
Insurance	3,173.67
Interest Expense	800.00
Meals/Entertainment	427.66
Office Supplies & Software	135.11
Cleaning Supply & Expense (DO N (deleted)	344.39
Decorations & Guest Supply (DO (deleted)	186.78
Laundry - Linen - Uniforms	139.28
Restaurant & Kitchen Supply	7,176.36
Software	1,388.19
Total Office Supplies & Software	**9,370.11**
Payroll Expenses	
Payroll Taxes	2,534.39
Staff Wages	19,861.86
Total Payroll Expenses	**22,396.25**
Professional Fees	
Accounting	828.75
Total Professional Fees	**828.75**
Rent Expense	4,220.00

Skog Haus LLC

Profit and Loss
January - December 2021

	TOTAL
Repairs and Maintenance	294.52
Shipping & Postage	516.74
State Sales Tax-Exp (deleted)	1,797.65
Taxes & Licenses	
Business Licenses and Permits	1,189.74
Total Taxes & Licenses	**1,189.74**
Travel	462.16
Uncategorized Expense	17.50
Unknown Expense (Use Uncategori (deleted)	5,747.52
unused (deleted)	0.00
Total Expenses	**$62,099.16**
NET OPERATING INCOME	**$ -25,028.66**
Other Income	
Interest Income	2.11
Unknown Income (Use Uncategoriz (deleted)	4,733.83
Total Other Income	**$4,735.94**
NET OTHER INCOME	**$4,735.94**
NET INCOME	**$ -20,292.72**

Skog Haus LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Drawer	252.50
PayPal Bank	0.00
SCU Checking	6,847.33
SCU Savings	213.80
WSECU Checking	0.00
Total Bank Accounts	**$7,313.63**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Beverage Inventory (DO NOT USE)	
Coffee Inventory	2,530.00
Total Beverage Inventory (DO NOT USE)	**2,530.00**
Undeposited Funds	0.00
Total Other Current Assets	**$2,530.00**
Total Current Assets	**$9,843.63**
Fixed Assets	
Furniture Fixtures & Equipment	52,477.95
Total Fixed Assets	**$52,477.95**
Other Assets	
Capitalized Start Up Expenses	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$62,321.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Employee Tips Payable	1,868.32
Gift Cards & Certificates	2,677.63
Sales Tax Payable	3,913.47
WA Sales Tax Payable (OLD)	60.01
Total Sales Tax Payable	**3,973.48**
Washington State Department of Revenue Payable	9.20
Total Other Current Liabilities	**$8,528.63**
Total Current Liabilities	**$8,528.63**

Skog Haus LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Long-Term Liabilities	
Notes Payable	
Secured Loan	30,000.00
Unsecured Loa	10,000.00
	10,800.00
	5,000.00
	3,000.00
Total Notes Payable	**58,800.00**
Total Long-Term Liabilities	**$58,800.00**
Total Liabilities	**$67,328.63**
Equity	
Retained Earnings	-28,394.35
Shareholder Contr bution	44,233.02
Shareholder Distributions	-553.00
Net Income	-20,292.72
Total Equity	**$ -5,007.05**
TOTAL LIABILITIES AND EQUITY	**$62,321.58**

Skog Haus LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-20,292.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Employee Tips Payable	1,868.32
Gift Cards & Certificates	2,657.63
Sales Tax Payable	3,898.03
Sales Tax Payable:WA Sales Tax Payable (OLD)	60.01
Washington State Department of Revenue Payable	9.20
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,493.19**
Net cash provided by operating activities	**$ -11,799.53**
INVESTING ACTIVITIES	
Furniture Fixtures & Equipment	-13,880.24
Net cash provided by investing activities	**$ -13,880.24**
FINANCING ACTIVITIES	
Notes Payable	800.00
Notes Payable	5,000.00
Notes Payable	3,000.00
Shareholder Contr bution	17,300.00
Shareholder Distributions	-150.00
Net cash provided by financing activities	**$25,950.00**
NET CASH INCREASE FOR PERIOD	**$270.23**
Cash at beginning of period	7,043.40
CASH AT END OF PERIOD	**$7,313.63**

Skog Haus LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
4801 REFUNDS	-358.75
Beverage Sales	117,103.35
Catering & Contracts	1,227.42
Gift Card Income	207.24
Merchandise Sales	331.80
Total Income	**$118,511.06**
Cost of Goods Sold	
Bakery	12,171.03
Bar & Consumable Cost	944.70
Coffee	10,008.20
Cups- Lids- Sleeves	5,774.30
Dairy Cost	8,856.56
Merchandise Cost	1,622.06
Non-Dairy Cost	569.80
Other Beverages	4.96
Syrup Cost	1,453.00
Tea Cost	3,317.57
Toppings	59.00
Total Cost of Goods Sold	**$44,781.18**
GROSS PROFIT	**$73,729.88**
Expenses	
Advertising & Marketing	313.70
Promotional Discounts	7,457.79
Web Site	211.80
Total Advertising & Marketing	**7,983.29**
Auto & Truck	
Auto Insurance	2,019.01
Auto Maintenance & Repair	1,628.47
Fuel	3,902.28
License & Registration	-98.00
Parking / Tolls	43.02
Trailer repairs & maintenance	493.06
Trailer supplies	1,431.23
Total Trailer repairs & maintenance	**1,924.29**
Total Auto & Truck	**9,419.07**
Bank Charges	129.52
Square Merchant Fees	4,358.80
Total Bank Charges	**4,488.32**

Skog Haus LLC

Profit and Loss
January - December 2022

	TOTAL
Charitable Donations	81.22
Contract Labor	1,676.37
Dues and Subscriptions	1,267.79
Bookkeeping Subscription	364.02
Payroll Processing	460.00
Total Dues and Subscriptions	**2,091.81**
Gifts	463.50
Insurance	591.25
Interest Expense	9,709.16
Meals/Entertainment	
Meals 100% Deductible	1,135.76
Total Meals/Entertainment	**1,135.76**
Medical	717.11
Office Supplies & Software	2,112.54
Restaurant & Kitchen Supply	2,470.03
Software	416.67
Total Office Supplies & Software	**4,999.24**
Payroll Expenses	
Payroll Taxes	2,147.94
Staff Wages	11,334.36
Total Payroll Expenses	**13,482.30**
Professional Fees	
Accounting	3,082.53
Total Professional Fees	**3,082.53**
Rent Expense	6,600.00
Repairs and Maintenance	691.92
Shipping & Postage	28.74
Taxes & Licenses	636.19
Business Licenses and Permits	396.26
Total Taxes & Licenses	**1,032.45**
Travel	338.70
Utilities	880.00
Total Expenses	**$69,492.74**
NET OPERATING INCOME	**$4,237.14**
Other Income	
Interest Income	4.62
Total Other Income	**$4.62**

Skog Haus LLC

Profit and Loss
January - December 2022

	TOTAL
Other Expenses	
Ask My Accountant	-3,944.00
Total Other Expenses	**$ -3,944.00**
NET OTHER INCOME	**$3,948.62**
NET INCOME	**$8,185.76**

Skog Haus LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Drawer	6,167.79
PayPal Bank	0.00
SCU Checking	964.32
SCU Savings	57.39
WSECU Checking	7,214.14
WSECU Savings	500.16
Total Bank Accounts	**$14,903.80**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Beverage Inventory (DO NOT USE)	
Coffee Inventory	2,530.00
Total Beverage Inventory (DO NOT USE)	**2,530.00**
Undeposited Funds	536.95
Total Other Current Assets	**$3,066.95**
Total Current Assets	**$17,970.75**
Fixed Assets	
Ford F-150 Truck	68,122.05
Furniture Fixtures & Equipment	52,528.08
Total Fixed Assets	**$120,650.13**
Other Assets	
Capitalized Start Up Expenses	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$138,620.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amazon Credit Card	2,690.79
WSECU Credit Card	5,239.82
Total Credit Cards	**$7,930.61**
Other Current Liabilities	
Employee Tips Payable	10,924.70
Gift Cards & Certificates	4,854.56
Sales Tax Payable	4,250.43
WA Sales Tax Payable (OLD)	60.01

Skog Haus LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Sales Tax Payable	**4,310.44**
Washington State Department of Revenue Payable	52.85
Total Other Current Liabilities	**$20,142.55**
Total Current Liabilities	**$28,073.16**
Long-Term Liabilities	
2022 Ford F-150 Loan	63,780.81
Auto Loan	0.00
Notes Payable	
Secured Loan	27,000.00
Unsecured Loa	9,000.00
	0.00
	0.00
	0.00
Total Notes Payable	**36,000.00**
Total Long-Term Liabilities	**$99,780.81**
Total Liabilities	**$127,853.97**
Equity	
Retained Earnings	-49,240.07
Shareholder Contr bution	63,233.02
Shareholder Distributions	-11,411.80
Net Income	8,185.76
Total Equity	**$10,766.91**
TOTAL LIABILITIES AND EQUITY	**$138,620.88**

Skog Haus LLC

Statement of Cash Flows

January - December 2022

		TOTAL
OPERATING ACTIVITIES		
Net Income		8,185.76
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amazon Credit Card		2,690.79
WSECU Credit Card		5,239.82
Employee Tips Payable		9,056.38
Gift Cards & Certificates		2,176.93
Sales Tax Payable		336.96
Washington State Department of Revenue Payable		43.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		**19,544.53**
Net cash provided by operating activities		**$27,730.29**
INVESTING ACTIVITIES		
Ford F-150 Truck		-68,122.05
Furniture Fixtures & Equipment		-50.13
Net cash provided by investing activities		**$ -68,172.18**
FINANCING ACTIVITIES		
2022 Ford F-150 Loan		63,780.81
Auto Loan		0.00
Notes Payable	Secured Loan	-3,000.00
Notes Payable	Unsecured Loa	-1,000.00
Notes Payable		-10,800.00
Notes Payable		-5,000.00
Notes Payable		-3,000.00
Retained Earnings		-553.00
Shareholder Contr bution		19,000.00
Shareholder Distributions		-10,858.80
Net cash provided by financing activities		**$48,569.01**
NET CASH INCREASE FOR PERIOD		**$8,127.12**
Cash at beginning of period		7,313.63
CASH AT END OF PERIOD		**$15,440.75**

I, David Skogerson, certify that:

1. The financial statements of SKOG Haus, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of SKOG Haus, LLC included in this Form reflects accurately the information reported on the tax return for SKOG Haus, LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *David Skogerson*

Name: David Skogerson

Title: Co-Owner